UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [July] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated July 19, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the decision on investment in other corporation.

	1. Details of issuing company	Name of company	GLD Corporation	Representative	Kim, Chung Soo

		Capital Stock (KRW)	1,500,000,000	Total number of outstanding Shares	1,500,000

		Relationship to company	Affiliated Company

		Main Business	Development of Display and illumination related product

2. Details of acquisition	Number of shares to be acquired		15,103,166

	Acquisition Amount (KRW)		15,103,166,000

	Equity Capital (KRW)		86,180,884,062

	Ratio to Equity Capital (%)		17.5

	Applicability of Large-scale Corporation		No

	3. Number of shares held and shareholding ratio after Acquisition	Number of Shares Held		16,303,166
		Shareholding Ratio		98

	4. Acquisition method	Payment in cash and asset divestiture

	5. Purpose of acquisition	Acquisition of shares through diversification of the scope of business

	6. Scheduled acquisition date	July 25, 2007

	7. Subject to Filing of report on asset acquisition	No

	- Total asset in the Latest Fiscal Year (KRW)	164,813,414,606	Acquisition cost / Total Asset (%)		9.2

	8. Date of Board of directors’ resolution (Decision date)	July 19, 2007

	- Attendance of outside directors	Present (No)	3

		Absent (No)	—

	- Attendance of auditors (members of Audit Committee)	Present

	9. Other reference concerning investment decisions	-
		Relevant Disclosure: -

[Condensed Financial Statement of Issuing Company]

				(Unit: million KRW)
Type	Total Assets	Total Liabilities	Total Shareholders’ Equity	Capital Stock	Sales	Net Income
FY 2006	371	35	336	1,500	0	-16
FY 2005	415	64	352	1,500	36	-75
FY 2004	1,137	161	976	1,500	509	110

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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